By Edgar "CORRESP"


                                                                November 2, 2005

Mr. Daniel Lee
United States Securities and Exchange Commission
Washington, D. C. 20549-0303

Re: ALLIANCE DISTRIBUTORS HOLDING INC. ("COMPANY") REGISTRATION STATEMENT ON FORM SB-2 FILED ON OCTOBER 7, 2005 FILE NO. 333-128892

Dear Mr. Lee:

Thank you for your letter of October 31, 2005. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments.

1. In your first comment you asked us to confirm that no selling security holder is a registered broker-dealer other than Sunrise Securities. You also asked us to elaborate in our disclosure on the investment-banking services provided by Sunrise Securities and the manner in which the compensation for the services was computed.

      a. Based on the selling security holders' responses received by the Company, Sunrise Securities is the only registered broker-dealer security holder.

      b. We have elaborated in our disclosure the investment-banking services provided by Sunrise Securities and the manner in which the compensation for the services was computed. Footnote 12 to the selling security holders table states, in part, "In December 2003, Essential Reality, Inc. ("Essential"), the predecessor of the Company, signed an Investment Banking Agreement with Sunrise Securities Corp. ("Sunrise"), a registered broker dealer. Sunrise was to raise approximately $1,500,000 to $3,500,000 from the sale of Essential's securities in a private placement offering ("PPO"), as more fully described below in Note 1 to the Company's financial statements. Essential agreed to issue to Sunrise, upon the closing of each financing, shares of Common Stock and Warrants in amounts equal to eleven percent (11%) and ten percent (10%), respectively, of the aggregate number of fully diluted and/or converted shares of Common Stock and/or Common Stock equivalents that were purchased by investors. Sunrise received (a) an $8,500 nonrefundable retainer fee; and (b) 108,146 shares of the Series A 6% Convertible Non Redeemable Preferred Stock ("Series A Preferred Stock") (11% of shares of Common Stock equivalents sold in the private placement ($3,500,000/$3.56*.11)) and 5 year warrants ("Warrants") due June 29, 2009 to purchase 1,564,096 shares of common stock at an exercise price of $.22 on a post reverse split basis (68,820,224 shares of common stock on a pre-reverse split basis (10% of shares of Common Stock equivalent sold in the private placement ($3,500,000/$3.56)*.10*700) for an exercise price of $0.005). The
            PPO price of each share of Series A Preferred Stock was $3.56 and, entitled the holder of such Series A Preferred Stock to receive, upon conversion, 700 shares of Common Stock of the Company."

2. In your second comment you asked us to confirm that no selling security holder is an affiliate of a registered broker-dealer other than Smithfield Fiduciary and Rosenthal & Rosenthal. You also asked us to expand the prospectus disclosure to indicate whether such selling stockholders acquired the securities to be sold in the ordinary course of business, and to indicate whether at the time of acquisition such selling security holders had any agreements, understandings or arrangements with any other person, either directly or indirectly, to dispose of such a securities.

      a. Based on the selling security holders' responses received by the Company, the following footnotes to the selling security holders table identify all of the selling security holders that are affiliates of a registered broker dealer and provide the requested disclosures for each such selling security holder:

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            i.    Footnote 12 discloses, in part, that "Sunrise Securities Corp.
                  distributed the compensation shares to the following affiliates, each of whom advised that he/she received such compensation shares in the ordinary course of business for his/her own account, and, at the time of receipt of the compensation shares, had no agreements or understandings with any person, directly or indirectly, to further distribute the securities: Derek Caldwell, Nathan Low, Sunrise Foundation Trust, Amnon Mandelbaum, David Goodfriend, Richard Stone and Marcia Kucher."

            ii. Footnote 14 discloses that "Smithfield Fiduciary LLC is an affiliate of Highbridge Capital Corporation, a registered broker-dealer. The securities were acquired in the ordinary course of business and, at the time of the purchase of such securities to be resold under the registration statement, Smithfield Fiduciary LLC did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities."

            iii. Footnote 33 discloses that "Rosenthal & Rosenthal, Inc. is an affiliate of Rosenthal International Limited, a registered broker-dealer. The securities were acquired in the ordinary course of business and, at the time of the purchase of such securities to be resold under the registration statement, Rosenthal & Rosenthal, Inc. did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities."

            iv. Footnote 46 discloses that "The Ezra Charitable Trust is an affiliate of Pond Equities, a registered broker dealer. The Ezra Charitable Trust acquired the securities in the ordinary course of business and, at the time of the purchase of such securities, had no agreements, plans or understandings, directly or indirectly, with any person to distribute such securities."

3. In your third comment you asked us to disclose the natural persons who exercise the voting and/or dispositive power with respect to the securities to be offered for resale by the selling security holders that are non-reporting entities. You specifically request that such information be provided for Theseus Fund.

      a. The footnotes to the selling security holder table disclose the natural persons who exercise the voting and/or dispositive power with respect to the securities to be offered for resale by the selling security holders that are non-reporting entities.

      b. Footnote 39 discloses that "Theseus Fund, LP ("Fund"), formerly known as Minotaur Fund LLP, is a registered investment company. Corfman Capital, Inc.("IA") controls the Fund by virtue of its position as the sole general partner of the Fund. Jim Corfman is the sole shareholder of IA and has sole dispositive and investment power in the Fund."

4. In your fourth comment you ask to have counsel opine, in Exhibit 5.1, on the legality of the common stock to be issued upon conversion of the Series A Preferred Shares.

      a. Counsel will opine on the legality of the common stock to be issued upon conversion of the Series A Preferred Shares.

5. In your fifth comment you ask us to identify, in the signatory page, the person signing in the capacity of the controller or principal accounting officer or, otherwise, have the Company's controller or principal accounting officer execute the registration statement.

      a. Barbara Ras has been identified as the person signing in the capacity of principal accounting officer.

                                                   Sincerely,

                                                   /s/ Jay Gelman
                                                   -----------------------
                                                   Jay Gelman
                                                   Chief Executive Officer

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